INVEST IN **OTHERWEB**

AI for a junk-free internet



otherweb
No paywalls. No clickbait. No junk.
IMAGINE AN INTERNET
WITHOUT JUNK

otherweb.com Austin Texas

LEAD INVESTOR



Genevieve Du Lac

I'm excited by this huge opportunity to replace the existing platforms with a more thoughtful alternative. When I saw your oustanding growth and the tight-knit community driving this product forward, I knew this was something special. I think the biggest problem facing the internet today is junk. It's everywhere. We're drowning in it. And if 90% of what people consume is junk, how can we expect them to make good decisions? We need better information for the betterment of the public.

Invested $25,000 this round

Highlights

1. We are a Public Benefit Corporation
2. Driven by a community of 93k active users, and
3. Doubling in size every 2 weeks (on average)
4. We are a mission-bound team of engineers and world-class advisors
5. Disrupting a $565B/year (and growing 9.7% YoY) industry
6. Improving the quality of information people consume

Our Team



Alex Fink CEO

Two-time founder, former VP engineering of a VR startup, and a prolific inventor



Two-time founder, former VP engineering of a VR startup, and a prolific inventor with 25+ patents granted so far.

We believe the brain is a marvelous machine, but if you feed it junk, you're likely to get junk in return. So we view "information quality" as the mother of all problems - as long as people continue to consume low-quality information, we will continue to observe bad decisions and bad behavior all around us.



Jurij Smrke, PhD   Chief Data Scientist

PhD in software engineering. MA in journalism and media studies. 10+ years of experience in big data and distributed algorithms.



Chris More   Strategic Advisor, Growth

VP growth at Brave. Former head of growth at Mozilla. Pioneer in growth-hacking and product-led growth.



Peter Saint-Andre   Strategic Advisor, Ethics

Former CTO of 2 startups with successful exits. Former head of partnerships at Mozilla.



Bob Fine   Strategic Advisor, Community Building

Editor-in-chief of the Social Media Monthly. Executive director at the IVRHA. Part-time professor at West Virginia University and Champlain College. Expert at building communities and organizing community events.



Yaki Tsaig   Strategic Advisor, AI & NLP

Managing director at Blackrock, heading all algorithmic and AI-based trading in a $150B portfolio. Stanford PhD in computational mathematics and engineering. Expert in natural language processing.

Why Otherweb?

The information ecosystem is **fundamentally broken**

All the critical problems facing the world right now depend on our ability to fix it.

We are all bombarded with superficial, trivial, and often false information

We are all bombarded with superficial, trivial, and often false information, because it generates clicks and views and helps the person who writes it get more ad revenue.

The result is that many people have the illusion of knowledge, while in reality, their head is often filled with misinformation, clickbait, and sometimes - just random junk.

> The Otherweb provides a unique solution to this problem —
> A walled-garden of pristine information where all the junk
> has been filtered out, and users have complete control over
> what appears in their feeds and in what order.

We are growing at an exponential rate because **users are sick and tired of being bombarded with junk and,** in the Otherweb, they find a safe haven where they are insulated from the noise of the broader internet.

> The profileration of clickbait, hyper-partisan content,
> sensationalized news coverage and other forms of online
> junk is making it harder for people to be informed and
> to communicate with each other.

> **The cost this problem imposes on society is enormous:**
> - **Making it harder to make** sensible, informed decisions about our health, the environment, the climate, or any other topic that requires broad consensus to address
> - **Debasing our public discourse** and polarizing us into tribes that have no common language or common facts
> - **Eroding trust** in our civic institutions and political process

In a world where misinformation flows virally, people need better tools to filter what they put into their brain.

> This means content quality is the most important
> attribute of any platform.

The Otherweb **is different**

First,

we started off by registering the Otherweb as a **public benefit corporation** and not a regular C Corp. Why? Because the only way you can improve information quality, is by setting information quality as your mission and **putting the mission first**.

Second,

we **created a suite of AI models** that evaluate content quality, and we opened them up to the public. All our models and datasets are source-available, because this is the only way to gain trust, maintain transparency, and make sure our users keep us honest as we grow.

Third,

we stood the traditional "content moderation" process **on its head** -


1
Our crawlers gather content from all over the web
2
We use cutting-edge AI to filter the junk out
3
Users discover content, and start sharing and commenting; content goes viral

In this flow, no moderation is required. Everything was already filtered at the source.


This means no bans, no censorship, and no tradeoff between hate-speech and free speech.
Users see a giant ocean of clean, pristine information, where they can find just about anything.


Good
This is the otherweb
Moocs & Books
News apps & RSS readers
Search engines
Podcast apps
Dry
Entertaining



Social
Media

Bad

There's no anger, no frustration, no desire to shout at the sky or bang one's head against the wall. No staring at the clock and wondering where 2 hours have gone. No regrets. Only pure, pristine information.

Leading experts say we are the future

> One of the companies I'm most excited about today is Otherweb, which envisions a web of credible news, free of manipulation and clickbait.
>
> It's an approach that convincingly demonstrates that another web is possible and that interested users can start now, rather than waiting for structural changes that may take years.



Prof. Ethan Zuckerman
- Director of the Digital Public Infrastructure Initiative @ UMass Amherst
- Fmr. Director of the Center for Civic Media @ MIT Media Lab



Chris More
- VP Growth @ Brave
- Fmr. Head of Growth @ Mozilla

> Everywhere you turn it's just fake news and misinformation, and most people are just really tired of that.
>
> Otherweb is the solution to that problem. You can read the news without all the mess.

Phenomenal traction

We launched the Otherweb as a web app on August 1st, and

so far it has reached **344,519 unique visitors.**

We then launched Android and iOS apps on November 7th, and **within 2.5 months we've gathered 93,812 MAU** (monthly active users).



Monthly Active Users



We've received multiple awards and accolades, including over 1200 upvotes and a Product of the Month in AI award from ProductHunt:

#1 PRODUCT OF THE MONTH
Artificial Intelligence

Positioned for **rapid growth**

Our current growth rate is consistent with a
doubling of the active user count every 2 weeks

doubling of the active user count every 2 weeks.

> *Forward looking projections cannot be guaranteed.*

This is not an accident. A large percentage of our new users arrive from social media and direct referrals from existing users, making our growth viral and sustainable because.. **people love us!**


People love the Otherweb
Watch later
Share
Watch on YouTube

We are a "**Whole Foods**" for information

Google, Facebook, Youtube, Instagram, Tiktok, Twitter and others have turned the web into a Walmart of information - where the trashiest items with the loudest promotion get the best shelf-space. Spam isn't just in our emails - it's in our search engines, our social media feeds, our news websites and our heads.

It's everywhere.


SPAM

Users are hungry for a healthy option. They want to be in a place where items are ranked based on quality and not based on clicks and views. We are not *creating* this desire in users - they already have it. Most users want something better.

better.


Why now?
Watch later
Share
Alex Fink
and CEO, Otherweb
Watch on YouTube


If we continue to double our user count every few weeks, we will achieve scale very quickly:
4 more doublings
Mastodon's current size
6 more doublings
Our estimated breakeven point
10 more doublings
Instagram's size when it was acquired for $1B
11 more doublings
Quora's current size (valued at $2B)
13 more doublings
Whatsapp's size when it was acquired for $19B

> *Forward looking projections cannot be guaranteed.*



Where we're headed

Our breakeven point

Otherweb on Jan 7

Otherweb on Nov 7

* Forward-looking projections cannot be guaranteed

We want the future to be shaped by YOU

It is a part of our founding mission to make our technology responsive to the will of the users (and not the advertisers or the various middlemen).

We want our users to be in control of their feeds, and we want our community to be in control of the algorithms that control the feeds, too.

This is why we are courting retail investors like you, instead of venture capitalists.

We will use your investment to:

- Index more content from all around the web
- Train our machine-learning models on larger datasets
- Increase the accuracy of our models and run inference in real-time
- Hire the best engineers and designers to build a best-in-class product

And we will work tirelessly, day and night, to maximize your return on investment while pursuing the broader mission and benefitting society at the same time.

This is why we chose to incorporate as a public benefit corporation, and we are designing our business so that anyone can be a part of it. Big or small, any amount invested in the Otherweb is an investment in our future, and a bet on the importance of quality information and robust public discourse.



The challenge of **our lifetime**

In 1998, **when the world had 60 million web pages**, the biggest problem was "how do we find relevant stuff"?

Google solved this problem amazingly well.

This is why $1000 invested in Google in 1998 would be $77,510,183 today - they solved the right problem, at the right time, and their solution worked!

Today, **in a world that has 2 trillion web pages**, the biggest problem facing users is completely different. It's not finding that we need to solve for. It's filtering.

How do we filter the junk out?
Whoever solves this problem will heal the world.. and become the next Google.

If you are interested in crafting the future of the internet, then **click the red button on this page and join us on this journey.**